Exhibit (a)(1)(G)

E-mail Regarding Amended Offer to Exchange and Election and Withdrawal Form

To:	Eligible Optionholders

Date:	March 23, 2012

Subject:	Cynosure Offer to Exchange Certain Outstanding Stock Options for New Stock Options

On March 23, 2012, Cynosure, Inc. amended its Offer to Exchange Certain Outstanding Stock Options for New Stock Options to, among other things:

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provide additional disclosure regarding the exchange ratios that will be used to calculate the number of shares underlying your new stock options should you elect to participate in the exchange offer; and

•

extend the exchange offer from 9:00 p.m. on April 9, 2012 to 11:59 p.m., Eastern Time, on April 9, 2012 to provide you with additional time to decide whether it is appropriate for you to participate in the exchange offer.

If you have already surrendered your stock options for exchange, no further action is necessary to participate in the exchange offer, however, you should note that you have until 11:59 p.m. on Monday, April 9, 2012 to withdraw your stock options surrendered for exchange. If you have not already surrendered your stock options for exchange, you may take advantage of the exchange offer if you are an eligible optionholder and you hold eligible stock options. These terms are defined in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 12, 2012, as amended on March 23, 2012, a copy of which is attached to this e-mail. Also attached to this e-mail is the Election and Withdrawal Form, as amended March 23, 2012.

We are also sending this email to you to (i) provide in the table below updated examples of hypothetical exchange ratios that would be used in the exchange offer assuming various closing prices of our class A common stock on the expiration date of the exchange offer, and (ii) provide you with the website address on our Intranet, http://intranet/, where you will find the table below as well as a calculator that you can use that will allow you to calculate an example of the number of shares underlying new stock options that you would be eligible to receive in exchange for your eligible stock options if the exchange were conducted with the specified exchange ratios.

Table of Hypothetical Exchange Ratios Based On Various Assumed

Closing Prices of Our Class A Common Stock on April 9, 2012

In the following table, we have assumed that the closing price of our class A common stock on NASDAQ on the Expiration Date will be $17.24, which is equal to the closing price of our common stock on March 8, 2012. We have also included additional closing prices that represent both 7.5% ($18.53) and 15% ($19.83) upward and 7.5% ($16.04) and 15% ($14.99) downward declines in the assumed closing price. We have selected a volatility spread of up to 15% based upon our recent experience regarding the average volatility of our class A common stock.

Exchange Ratios for Eligible Stock Options

Eligible Stock Option Date of Grant and Exercise Price	Exchange Ratio - $14.99 Stock Price	Exchange Ratio - $16.04 Stock Price	Exchange Ratio - $17.24 Stock Price	Exchange Ratio - $18.53 Stock Price	Exchange Ratio - $19.83 Stock Price
6/27/2008 — $20.10	1.24	1.17	1.11	1.05	1.02
7/1/2008 — $20.11	1.22	1.15	1.09	1.03	1.02
4/7/2008 — $21.95	1.33	1.25	1.18	1.11	1.07
6/9/2008 — $22.24	1.27	1.25	1.19	1.12	1.10
2/15/2008 — $22.25	1.30	1.22	1.16	1.10	1.09
2/14/2007 — $22.65	1.53	1.41	1.30	1.21	1.12
2/13/2008 — $23.97	1.41	1.33	1.25	1.17	1.11
4/28/2008 — $24.12	1.24	1.18	1.12	1.10	1.08
5/14/2008 — $24.38	1.24	1.18	1.13	1.11	1.08
1/1/2008 — $25.48	1.26	1.20	1.14	1.12	1.07
8/8/2007 — $28.34	1.79	1.64	1.51	1.39	1.29
12/3/2007 — $29.40	1.58	1.48	1.38	1.30	1.23
5/29/2007 — $30.50	1.51	1.42	1.33	1.25	1.19
5/16/2007 — $30.74	1.58	1.48	1.39	1.30	1.22
11/5/2007 — $35.00	1.52	1.44	1.36	1.29	1.23
7/2/2007 — $36.94	1.72	1.61	1.50	1.41	1.33

As previously disclosed, the Black-Scholes value of the new stock options and eligible stock options will be calculated as of the expiration date of the exchange offer using the closing price of our class A common stock on the expiration date. Therefore, the Black-Scholes value of the new stock options and eligible stock options will not be known until after 4:00 p.m., Eastern Time, on the expiration date. As the Black-Scholes value will determine the exchange ratios, the exact exchange ratios will also not be known until after 4:00 p.m., Eastern Time, on the expiration date. Therefore, we will notify you of the final exchange ratios and provide you with a calculator so that you can calculate the number of shares underlying new stock options that you would receive in exchange for your eligible stock options based on the final exchange ratios on the expiration date.

Please carefully read all of the documents included in this e-mail. In order to participate in the exchange offer, you must meet the criteria and follow the instructions as set forth in the attached documents. You will have until 11:59 p.m., Eastern Time, on the expiration date (currently expected to be April 9, 2012) to make an election by completing and submitting an Election and Withdrawal Form, or change any previous elections that you have made by completing and submitting a new Election and Withdrawal Form, in either case by facsimile or e-mail (via PDF or similar imaged document file) to Christopher Geberth, Cynosure, Inc., Fax: 978-256-0469, E-mail: OptionExchange@cynosure.com.

If you have, have questions regarding the exchange offer or have requests for assistance, please contact Christopher Geberth at (978) 256-4200, or by e-mail at OptionExchange@cynosure.com.

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